SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

JONATHAN B. STONE *

KAI SUN

PALOMA P. WANG

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

世 達 國 際 律 師 事 務 所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ––– TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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May 1, 2023

VIA EDGAR

Ms. Inessa Kessman

Mr. Robert Littlepage

Ms. Marion Graham

Mr. Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	WeRide Inc. (CIK No. 0001867729)

Response to the Staff’s Comments on Draft Registration Statement on

Form F-1 Confidentially Submitted on February 23, 2023

Dear Ms. Kessman, Mr. Littlepage, Ms. Graham and Mr. Kauten:

On behalf of our client, WeRide Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 22, 2023 on the Company’s draft registration statement on Form F-1 confidentially submitted on February 23, 2023 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.

Securities and Exchange Commission

May 1, 2023

Besides adding and revising disclosures in response to the Staff’s comments, the Company has also included (i) its audited consolidated financial statements as of December 31, 2021 and 2022 and for each of the years in the three-year period ended December 31, 2022; and (ii) other information and data to reflect recent developments.

The Company respectfully advises the Staff that during the course of preparing the consolidated financial statements as of and for the year ended December 31, 2022, the Company identified certain errors in its 2020 and 2021 consolidated financial statements that were included in the last submission, and has corrected the errors in the restated consolidated financial statements included in this submission and included a disclosure on Note 1(e) of the consolidated financial statements.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. The Company has included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Comments in Letter Dated March 22, 2023

Draft Registration Statement on Form F-1 Submitted February 23, 2023

Cover Page

1. Disclose whether listing on a national securities exchange is a condition to the closing of the offering.

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement and added that this offering is contingent upon the approval of the Company’s Nasdaq listing.

2. Please disclose the location of your auditor’s headquarters.

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement to disclose that its auditor is headquartered in mainland China.

3. Clearly disclose how you will refer to the holding company, subsidiaries, and VIE when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, we note on the prospectus cover page that you define “we” or “us,” to include WeRide Inc., the Cayman Islands holding company, its subsidiaries and, in the context of describing its operations and consolidated financial information, the VIE and its subsidiaries. Refrain from using terms such as “we” or “our” when describing activities or function of the subsidiaries or VIE.

Securities and Exchange Commission

May 1, 2023

The Company respectfully advises the Staff that on March 21, 2023, the Company completed the unwinding of the VIE structure by terminating the contractual arrangements and acquiring Guangzhou Jingqi as a wholly-owned subsidiary of the Company. The Company no longer operates a VIE structure since then. The Company has therefore removed references to the VIE throughout the Revised Draft Registration Statement as it deems appropriate.

The Company respectfully advises the Staff further that the Company, directly and indirectly, has all or at least a majority equity ownership interest in all of its operating entities in mainland China and elsewhere. The former VIE of the Company has also become a wholly-owned subsidiary of the Company as of the date of this submission. The Company does not believe it has any material risk solely from a corporate ownership structure perspective. Therefore, the Company believes that it is not inappropriate to generally use terms including “WeRide,” “we,” “us,” “our company” and “our” to refer to WeRide Inc., the Cayman Islands holding company, and its subsidiaries in the Revised Draft Registration Statement. The Company also believes that the practice of using a unified term to refer to both the holding company and its wholly-owned subsidiaries is commonplace among U.S. domestic issuers.

4. Please disclose here and in the prospectus summary whether you have written cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures.

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 16 of the Revised Draft Registration Statement to describe its stringent controls and procedures for cash flows within its organization.

Prospectus Summary

Our Go-to-Market Strategy, page 8

5. Please disclose the number of orders you have received for your Robovan that are not subject to conditions.

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 136 of the Revised Draft Registration Statement to clarify that all of the 10,000 orders received for its robovans are subject to conditions. The Company also respectfully advises the Staff that because the commercialization of L4 autonomous driving vehicles is an ongoing effort, orders made with the Company as well as with its peers for L4 autonomous driving vehicles, including the Company’s robovans products, are typically subject to conditions relating to their functionality and operation, as a matter of industry standard.

Summary of Risk Factors, page 11

6. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Securities and Exchange Commission

May 1, 2023

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Revised Draft Registration Statement to disclose the significant regulatory, liquidity and enforcement risks it faces with cross-references to the more detailed discussion of these risks in the Revised Draft Registration Statement.

Permissions Required from the PRC Authorities for Our Operations, page 15

7. Please disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company has revised the disclosure on page 14 of the Revised Draft Registration Statement.

VIE Consolidating Schedule, page 19

8. Please revise your consolidating schedule to provide a separate column for the Wholly Foreign Owned Enterprise (WFOE). Your schedule should also show; intercompany revenue and expenses, services fees between the WFOE and the VIE, due from VIE and due to WFOE, and WFOE’s share of income or loss from the VIE.

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company has revised the disclosure on pages 18 to 23. In addition, the Company respectfully advises the Staff that given the Company has unwound its VIE structure, the Company has revised references to “the VIE” to “Guangzhou Jingqi” in the VIE consolidation schedule to avoid confusion.

Securities and Exchange Commission

May 1, 2023

Risk Factors

Failure to continue to attract..., page 41

9. Please quantify the percentage of your revenues derived from related parties for the periods presented.

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company has revised the disclosure on page 40 to disclose the percentage of revenues derived from related parties for the years ended December 31, 2020, 2021 and 2022.

We utilize open-source software. . ., page 56

10. Please clarify which of your products utilize open-source software and disclose whether you are reliant on any third-party licenses.

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company has revised the disclosure on page 55. The Company respectfully advises the Staff that the Company is not reliant on any third-party licenses.

Key Factors Affecting Our Performance, page 103

11. Please disclose the number of customers and units sold for the periods presented. Additionally, please disclose any other key metrics that management uses to manage the business for each period presented. Refer to Section III.B of SEC Release No. 33-8350.

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company has revised the disclosure on page 96 of the Revised Draft Registration Statement to disclose the number of customers for the periods presented. The Company respectfully advises the Staff that the number of total units sold is not a metric that is utilized by the Company’s management to measure the performance of the Company, and it is of the view that this information would not be meaningful to investors. This is because the Company’s business model is equally focused on its products and services, and the Company’s management takes a holistic view of the overall business performance. In addition, as disclosed in the Draft Registration Statement, the Company is in the early stage of commercialization and its monetization strategy and the composition of its revenues may change.

Liquidity and Capital Resources, page 116

12. You state, “As of June 30, 2022, 17.0% and 83.0% of our cash and cash equivalents were held in mainland China and outside mainland China, respectively.” Please disclose where your cash is held outside of mainland China. For any cash held outside of China, disclose how you plan to transfer it to fund your operations in China. Also, disclose if you plan to re-patriate cash from outside of China.

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company has revised the disclosure on pages 109 of the Revised Draft Registration Statement.

Securities and Exchange Commission

May 1, 2023

Fair value of our ordinary shares, page 121

13. Please update your analysis of stock-based compensation awards granted through the date of the filing and effectiveness of the registration statement. Expand your analysis to specifically address how you considered various preferred share issuances and stock buybacks.

The Company respectfully advises the Staff that the Company has revised the disclosure on pages 113 to 115 of the Revised Draft Registration Statement to update the analysis of stock-based compensation awards granted and will further revise and update the analysis for stock-based compensation awards through the effectiveness date of the registration statement.

Critical Accounting Estimates

Share-based Compensation, page 121

14. Please disclose the value of unvested share-based compensation and when you expect vesting / expense to be recognized. This should be disclosed through the date of the filing.

The Company respectfully advises the Staff that the Company has revised the disclosure on pages 113 and 114 of the Revised Draft Registration Statement in response to the Staff’s comment to disclose the amount of unvested share-based compensation and when we expect vesting or expense to be recognized. The Company will also continue to provide the Staff with updates to the relevant disclosures in subsequent filings to the extent necessary.

15. We note your statement on page F-57 that, “The Group considered that, for certain granted restricted share units, a Qualified IPO was probable to incur after the required service period and recognized the share compensation expenses over the estimated actual vesting period, which is based on an estimate of when a Qualified IPO will incur.” Please clarify this statement by disclosing when these restricted share units were granted and what was their vesting period. Disclose how you determined the vesting period. Discuss when and how you determined whether a Qualified IPO was probable.

The Company respectfully advises the Staff that no compensation expense was recorded for the years ended December 31, 2020, 2021 and 2022 relating to the unvested restricted share units with both a service condition and a performance condition for the completion of the Company’s Qualified IPO. The Company has determined that a Qualified IPO was not probable as of December 31, 2020, 2021 and 2022 due to the high degree of uncertainty of the IPO as further described in the expanded disclosure on page 113 and 114 of the Revised Draft Registration Statement in response to the Staff’s comment. The Company has also revised the disclosure on pages on Note 29(b) of the consolidated financial statements in response to the Staff’s comment.

Securities and Exchange Commission

May 1, 2023

Business, page 135

16. We note your disclosure on page 41 that your largest six customers accounted for 76.8% of your total revenue for the six months ended June 30, 2022. Please include a separate section that discusses the material terms of your agreements with those customers including the term and termination provisions. Refer to Item 4.B.6 of Form 20-F.

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company has revised the disclosure on pages 152 and 153 of the Revised Draft Registration Statement.

Strong partners and investors across value chain, page 143

17. Please disclose how you define blue-chip investors and indicate the number of investors you have that are considered “blue-chip.”

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 137 of the Revised Draft Registration Statement.

Our Products and Services, page 144

18. You state on page 146, that you “partner with multiple world-class OEMs on autonomous driving research and development projects as well as the manufacturing of L4 autonomous driving vehicles.” Please disclose more information about your relationships and how you account for the various partnership arrangements.

The Company respectfully advises the Staff that the Company has revised the disclosure on page 150 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that typically, under these partnerships, the Company purchases vehicles which satisfy its requirements in terms of hardware from OEM partners and then deploys these specialized autonomous driving vehicles to provide mobility, logistics and other urban services or sells to our customers, after integrating its autonomous driving software and hardware (including sensor suites) and landing deployment services to optimize the autonomous driving vehicles for the provision of public transportation service on specific roads meeting the customer-specific technical metrics and autonomous functions. The Company also provides autonomous driving and ADAS research and development services to the OEM partners and Tier-1 supplier partner. The Company enters into separate contracts with the OEM partners and Tier-1 supplier partner on market terms for these transactions. The accounting for these partnership arrangements is consistent with the accounting policy disclosed in Note 2(x) to the consolidated financial statements.

ADAS Solutions, page 149

19. Please define your reference to a Tier 1 supplier.

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company has identified Bosch in the relevant disclosures in the Revised Draft Registration Statement as the Tier 1 supplier, including on page 143.

Securities and Exchange Commission

May 1, 2023

Management

Compensation of Directors and Executive Officers, page 190

20. Please update this section include executive compensation disclosure for the year ended December 31, 2022. Refer to Item 6.B. of Form 20-F.

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company has revised the disclosure on page 185 of the Revised Draft Registration Statement.

Related Party Transactions

Other Related Party Transactions, page 196

21. Please file the agreements with Alliance Ventures B.V. and Guangzhou Yuji Technology Co., Ltd. as exhibits to your registration statement. Refer to Item 601(b)(ii)(10)(A) of Regulation S-K.

The Company respectfully advises the Staff that the Company does not consider the agreements with the affiliates of Alliance Ventures B.V. as material contracts, as the revenue contribution from such agreements was less than 2% in 2022. The Company undertakes to file its agreement with Guangzhou Yuji Technology Co., Ltd. as an exhibit.

Consolidated Financial Statements

Consolidated Statements of Profit or Loss, page F-3

22. Please disclose the amounts of related party transactions on the face of your consolidated statements of profit and loss. We refer you to the guidance in Item 4-08(k) of Regulation S-X.

In response to the Staff’s comment, the Company has disclosed the amounts of related party transactions on the face of the consolidated statements of profit and loss.

Securities and Exchange Commission

May 1, 2023

23. We note in footnote 6 the items included in the Other net income line-item. Please explain to us your rationale for including these items in the calculation of operating loss in your consolidated statements of profit or loss.

The Company respectfully advises the Staff that IAS 1 does not specify which components should be included in operating income (loss). However, paragraph BC 56 of IAS 1 indicates that, if an entity elects to disclose the results of operating activities, only items that are clearly not related to operating activities are presented outside operating activities. Similarly, it would be inappropriate to exclude items on the grounds that they do not involve cash flows, such as depreciation and amortization expenses. In addition, applying paragraph 11 of IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors,” the Company is of the view that the definition of “operating activities” in IAS 7 “Statement of Cash Flows” provides a useful starting point for determining the items to be included within “operating income (loss)” line item in the consolidated statements of profit or loss.

The Company included (1) government grants that compensate the Company for expenses incurred in its operating activities, (2) net foreign exchange gain/(loss) arising from sale and purchase related receivables and payables and cash balances and (3) net (loss)/gain on disposal of property and equipment in the consolidated statements of profit or loss because they relate to the operations of the Company. With regard to the interest income from bank balances, the Company has made reference to the classification of interest received in the statements of cash flows under IAS 7 as noted above. In particular, paragraph 33 of IAS 7 indicates that interest received may be classified as operating cash flows. As such, the Company determined that it is appropriate to include interest income from bank balances within “operating income (loss)” in the consolidated statements of profit or loss.

Notes to the consolidated financial statements

Securities and Exchange Commission

May 1, 2023

2 Significant accounting policies

(f) Intangible assets (other than goodwill), page F-18

24. You state that “Expenditure on development activities is capitalized if the product or process is technically and commercially feasible and the Group has sufficient resources and the intention to complete development.” In this regard, disclose what portion of your development activities have been capitalized versus expensed as research and development expense. If the majority of your development activities have not been capitalized, disclose that and explain why. Refer to your basis in accounting literature.

The Company respectfully advises the Staff that for the periods presented all development activities have been expensed for the reasons described below:

The Company determined that the expenditure on development activities incurred during the periods presented did not meet the capitalization criteria in paragraph 57(d) of IAS 38 because, among others, the Company cannot demonstrate, at the time when the development expenditure was incurred, the development activities would generate probable future economic benefits.

Autonomous driving technology is an emerging technology and has potential to be applied in a wide range of different use cases. The Company faces significant challenges and uncertainty as to whether it can successfully develop and, more importantly, commercialize its autonomous driving technology platform and autonomous driving vehicles, due to expectations for better-than-human driving performance, considerable capital requirements, long lead time in development, specialized skills and expertise requirements of personnel, inconsistent and evolving regulatory frameworks, a need to build public trust and brand image and real-world operation of an entirely new technology.

While certain autonomous driving use cases are already in the early stages of commercialization and the Company started to generate revenue since 2020, as the Company’s development activities moved on to cater for more challenging use cases involving more complex road conditions, the level of uncertainties from the above sources would remain high. As such, the Company cannot demonstrate these activities would generate probable future economic benefits for the purposes of paragraph 57(d) of IAS 38.

In response to the Staff’s comment the Company has revised its consolidated financial statements to disclose that all development activities have been expensed and the reasons why such development activities have not been capitalized.

Securities and Exchange Commission

May 1, 2023

(k) Cash and cash equivalents, page F-23

25. We note your statement that, “Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.” Please disclose the jurisdictions that hold specific amounts of cash. Disclose the extent various jurisdictions insure your cash. Also, expand your disclosure to discuss your intention of transferring cash within your organization. Discuss restrictions on your ability to transfer cash as noted on page 117 of your filing.

The Company respectfully advises the Staff that the Company has added disclosure in Note 31(f) and expanded disclosure for restrictions on the ability to transfer cash in Note 2(k) to the consolidated financial statements in response to the Staff’s comment. The Company has also revised disclosure on page 16 regarding its intention of transferring cash within its organization.

(x) Revenue and other income, page F-28

26. On page 36 you state that “we currently partner with OEMs to manufacture our autonomous driving vehicles, instead of manufacturing the vehicles on our own.” We also note, that it appears you do not have vehicles recorded as part of your inventory on page F-41. In this regard, please tell us and disclose how you considered whether you are a principal or agent in the arrangement in accordance with IFRS 15.

The Company respectfully advises the Staff that the Company started to sell autonomous driving vehicles in 2021 and recorded the vehicles manufactured by our OEM partners as “work in progress” within the “inventory” line item in the consolidated statements of financial position. The Company has revised the disclosure on inventories in Note 16 and expanded the disclosures with respect to its principal versus agent assessment in Note 2(x) to the consolidated financial statements in response to the Staff’s comment.

The Company assessed that it has obtained control over the vehicles manufactured by its OEM partners once the vehicles are delivered to and accepted by the Company. Specifically, from that point of time, the Company has the ability to direct the use of the vehicles, including installing the Company’s autonomous driving sensor suites onto the vehicles and then selling the vehicles to another party (i.e. the Company’s customers) as the Company decides, and thereby obtaining substantially all of the remaining benefits from the vehicles via such sales. In addition, as is further explained in the response to Question 27 below, the sale of the vehicles and the provision of the landing deployment services have been combined as a single performance obligation when applying IFRS 15, which means that the Company combines the vehicles manufactured by the OEM partners with its landing deployment service to produce specialized and optimized vehicles that can run on specific roads and reach the required technical metrics and autonomous functions specified by customers. As such, the Company had determined that it is a principal in accordance with paragraphs B35A(a) and (c) of IFRS 15.

Securities and Exchange Commission

May 1, 2023

27. You state that the “the sale of robobuses/robotaxis and the provision of the landing deployment services are accounted for as a single performance obligation.” Please explain in detail what landing deployment services you provide. Clarify in your filing why robobuses/robotaxis require the associated landing deployment services.

The Company respectfully advises the Staff that the landing deployment services include setting-up vehicles with collected and labeled maps, performing road testing, adapting cloud service for autonomous functions to make the robobuses/robotaxis run on specific roads and reach the certain customer-specific technical metrics and autonomous functions.

The Company has determined that the robobuses/robotaxis and the landing deployment services are highly interdependent and should therefore be combined as a single performance obligation in accordance with paragraph 29(c) of IFRS 15. In this connection, the Company’s contractual promise to customers of robobuses/robotaxis is to sell specialized autonomous vehicles that are optimized to provide public transportation service on specific roads meeting the customers’ specifications. Without the landing deployment services, the robobuses/robotaxis cannot be operated on the specific roads and reach the required technical metrics and autonomous functions designated by the customers, and the Company will not be able to fulfil its promises in the contracts. Given that autonomous driving technology is an emerging technology and is characterized by a significant number of technical challenges and uncertainties, some of these are customer-specific, the performance risk of delivering robobuses/robotaxis is inseparable from the completion of the landing deployment service depending various road conditions and level of consumer acceptance. Accordingly, the benefit obtained by the customers from the robobuses/robotaxis is highly dependent on the successful completion of the landing deployment services by the Company, and the Company has combined the robobuses/robotaxis and the landing deployment services as a single performance obligation.

The Company has expanded its accounting policy disclosure on revenue recognition in Note 2(x) to the consolidated financial statements in response to the Staff’s comment.

28. With regards to ADAS solutions, you state on page 149 that you “collect development fees and royalties in respect of the services we deliver under this partnership.” Please enhance your revenue recognition disclosure to describe how you account for royalties.

The Company respectfully advises the Staff that the Company entered into a contract with one of its customers for the ADAS solution in 2022. Pursuant to the contract, the Company has a right to royalties from the customer based on the amount of actual sales made by that customer above a minimum sales threshold. The Company assessed that the royalties give rise to a variable consideration and therefore account for the royalties under paragraphs 50-59 of IFRS 15. Specifically, the Company estimates the amount of royalties using the most likely amount method as described in paragraph 53(b) of IFRS 15, and includes the estimated amount in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the royalties is subsequently resolved. Based on the Company’s estimate, no such variable consideration was recorded for the years ended December 31, 2020, 2021 and 2022 due to the

Securities and Exchange Commission

May 1, 2023

uncertainty to achieve the minimum sales threshold. At the end of each subsequent reporting period, the Company updates the estimate and therefore the transaction price accordingly. The Company has expanded its accounting policy disclosure on revenue recognition in Note 2(x) to the consolidated financial statements in response to the Staff’s comment.

4 Segment reporting, page F-32

29. We note you have various business lines as disclosed on page 142. Tell us how you considered whether these are individual segments. Also, please disclose revenues from external customers for each product and service, or each group of similar products and services, in accordance with IFRS 8 paragraph 32.

The Company respectfully advises the Staff that “business lines” in the Business section on page 136 of the Revised Draft Registration Statement refer to the product or service lines in terms of Company’s commercialization activities. The Company’s chief operating decision makers allocate resources and assess performance based on the financial information presented for the Company as a whole, instead of each business line as disclosed on page 136. Hence, the Company has only one operating segment. In addition, the Company has disclosed revenue from external customers for each group of similar products and services in Note 5(i) to the consolidated financial statements in accordance with paragraph 32 of IFRS 8. In providing the disclosures required by paragraph 32 of IFRS 8, the Company has aggregated all autonomous driving vehicles, including robotaxi, robobus, robovan and robosweeper, into one product category as these products have similar acquisition processes, distribution methods, classes of customers, degrees of risk and opportunities for growth. Similarly, the Company has aggregated all autonomous driving services into one service category because these services have similar degrees of risk, opportunities for growth and end uses.

31 Principal subsidiaries, page F-66

30. We note your have a column labeled “Group’s effective interest (direct or indirect).” Please disclose which entities are consolidated through direct equity ownerships and which entities are consolidated due to VIE accounting rules. Avoid disclosure that implies 100% ownership of VIEs.

The Company respectfully advises the Staff that the Company has revised the disclosure on principal subsidiaries in Note 32 to the consolidated financial statements in response to the Staff’s comment.

Securities and Exchange Commission

May 1, 2023

General

31. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment. The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +86 21 6193-8200 or via email at haiping.li@skadden.com.

Very truly yours,

/s/ Haiping Li
Haiping Li

cc:	Tony Han, Director and Chief Executive Officer, WeRide Inc.

Jennifer Li, Vice President of Finance, WeRide Inc.

Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Allen Lu, Partner, KMPG Huazhen LLP

Helen Liu, Partner, KPMG Huazhen LLP